FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer

                                 06 May 2004


                               File no. 0-17630


                              CRH - 'CRH 2004 AGM'


                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).


Enclosure: CRH 2004 AGM



CRH plc

Annual General Meeting held on Wednesday, 5th May 2004

All Resolutions proposed at the Annual General Meeting of the Company held on 5th May 2004 were duly passed, including the following items of special business:

Resolution 6:

That the Directors be and they are hereby authorised, pursuant to Article 135(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the holders of Ordinary Shares in the capital of the Company the right to elect to receive an allotment of additional Ordinary Shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid during the period commencing on the date of adoption of this Resolution and expiring on the date of the Annual General Meeting to be held in 2009 or such part of such dividend or dividends as the Directors may determine.

Resolution 7:

That Article 14 of the Articles of Association of the Company be deleted and replaced by the following new Article 14:-

                "14.     (a)     The Directors may at any time and in their
                absolute discretion, if they consider it to be in the interests of the Company to do so, give to any shareholder or shareholders a notice (hereinafter referred to as an "Investigation Notice") requiring such shareholder or shareholders to notify the Company in writing within the prescribed period of full and accurate particulars of all or any of the following matters, namely:-

                        (i)     his interest in any shares in the Company;

                        (ii) if his interest in the share does not consist of the entire beneficial interest in it, the interests of all persons having a beneficial interest in the share (provided that one joint shareholder of a share shall not be obliged to give particulars of interests of persons in the share which arise only through another joint shareholder of the Company); and

                        (iii) any arrangement (whether legally binding or not) entered into by him or any person having any beneficial interest in the share whereby it has been agreed or undertaken or the shareholder of such share can be required to transfer the share or any interest therein to any person (other than a joint shareholder of the share) or to act in relation to any meeting of the Company or of any class of shares of the Company in a particular way or in accordance with the wishes or directions of any other person (other than a person who is a joint shareholder of such share).

                (b) If, pursuant to an Investigation Notice, the person stated to own any beneficial interest in a share or the person in favour of whom any shareholder (or other person having any beneficial interest in the share) has entered into any arrangements referred to in paragraph (a)(iii) is a body corporate, trust, society or any other legal entity or association of individuals and/or entities, the Directors may in their absolute discretion give a further Investigation Notice to the shareholders of, and/or any person whom such shareholder has stated as having any beneficial interest in, such a share requiring them to notify the company in writing within the prescribed period of full and accurate particulars of the names and addresses of the individuals who control (whether directly or indirectly and through any number of vehicles, entities or arrangements) the beneficial ownership of all the shares, interests, units or other measure of ownership of such body corporate, trust, society or other entity or association wherever the same shall be incorporated, registered or domiciled or wherever such individuals shall reside provided that if at any stage of such chain of ownership the beneficial interest in any share shall be established to the satisfaction of the Directors to be in the ownership of any body corporate any of whose share capital is listed or dealt in on any bona fide stock exchange, unlisted securities market or over the counter securities market, it shall not be necessary to disclose details of the individuals ultimately controlling the beneficial interests in the shares of such body corporate.

                (c)     If at any time the Directors are satisfied that:

                        (i)      any member has been served with an
                        Investigation Notice, or

                        (ii) any member, or any other person appearing to be interested in shares held by such member has been served with a notice under Section 81 of the 1990 Act (a "Section 81 Notice"), and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice has made a statement which is false or inadequate, then the Directors may, in their absolute discretion at any time thereafter by notice (a "Disenfranchisement Notice") to such member direct that in respect of the shares in relation to which the default occurred (the "Default Shares") (which expression shall include any further shares which are issued in respect of such shares) the member shall not be entitled to attend or to vote either personally or by proxy at a general meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other rights conferred by membership in relation to general meetings of the Company or meetings of the holders of any class of shares of the Company.

                (d) Where the Default Shares represent at least five per cent of the issued shares of that class (or such other percentage as may be determined under the provisions of Section 70 of the 1990 Act), then the Disenfranchisement Notice may additionally direct that:

                        (i) any dividend (or part thereof) or other money which would otherwise be payable in respect of the Default Shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and/or

                        (ii) no transfer of any shares held by such member shall be registered unless;

                            a. the member is not himself in default as regards supplying the information required; and

                            b. the transfer is part only of the member's holding and when presented for registration is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry, the member is satisfied that none of the shares, the subject of the transfer, is a Default Share.

                (e) The Company shall send to each other person appearing to be interested in the shares, the subject of any Disenfranchisement Notice, a copy of the Disenfranchisement Notice but the failure or omission by the Company to do so shall not invalidate such Disenfranchisement Notice.

                (f) Save as herein provided, any Disenfranchisement Notice shall have effect in accordance with its terms for so long as the default in respect of which the Disenfranchisement Notice was issued continues and for a period of one week thereafter provided that the Directors may at the request of the member concerned reduce or waive such one week period if they think fit.

                (g) Any Disenfranchisement Notice shall cease to have effect in relation to any shares which are transferred by such member by means of an approved transfer.

                (h)     For the purpose of this Article:

                        (i) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said Section 81 or under the Investigation Notice which either:

                            a.     names such person as being so interested; or

                            b. fails to establish the identities of those interested in the shares;

                        and (after taking into account the said notification and any other relevant Section 81 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the Shares;

                        (ii) in the case of both an Investigation Notice and a Section 81 Notice, the prescribed period is twenty-eight days from the date of service of the notice except that if the Default Shares represent at least 5% of the issued shares of that class, the prescribed period is fourteen days from such date; and

                        (iii) a transfer of shares is an approved transfer if, but only if:

                            a. it is a transfer of shares to an offeror by way of or in pursuance of an acceptance of a takeover offer; or

                            b. the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the member and with other persons appearing to be interested in such shares; or

                            c. the transfer results from a sale made through a recognised Stock Exchange."

Resolution 8:

That the last sentence of Article 153 of the Articles of Association of the Company be deleted and replaced by the following:-

"The Directors shall have power to purchase and maintain for or for the benefit of any persons who are or were at any time Directors or Officers of the Company, or who are or were at any time trustees of any pension fund in which employees of the Company are interested insurance against any liability incurred by such persons in respect of any act or omission when in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any pension fund of the Company and shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning the purchase of such insurance."

Resolution 9:

That the Articles of Association of the Company be amended by inserting the words "Articles 8A, 8B, 11(d) and (e)" in place of the words "Article 11(d) and
(e)" where they appear in Article 62 and by the insertion of the following new Articles 8A and 8B immediately after Article 8:-


        "8A     Where the Company has been authorised by a special resolution passed in general meeting to make market purchases (as defined in Section 212 of the 1990 Act) of any of its own shares in accordance with this Article 8A, the Company and/or any of its subsidiaries may make such purchases on such terms and conditions and in such manner as the Directors of the Company or the particular subsidiary of the Company may from time to time determine but subject to the provisions of the 1990 Act and to the following restrictions and provisions:-

                (a) for the purposes of this Article and any special resolution which refers to it, and where the context so requires, an Ordinary Share of the Company shall include an Income Share;

                (b) the maximum number of Ordinary Shares authorised to be acquired pursuant to the terms of any special resolution which refers to this Article shall be such number of Ordinary Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued Ordinary Shares of the Company as at the close of business on the date of the passing of such special resolution;

                (c) the minimum price which may be paid for any Ordinary Share shall be the nominal value of such Ordinary Share;

                (d) the maximum price which may be paid for any Ordinary Share (a "Relevant Share") shall be an amount equal to 105 per cent of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Relevant Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of these five business days:

                        (i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

                        (ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

                        (iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

                and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

                (e) if the London Stock Exchange plc is prescribed as a recognised stock exchange for the purposes of Section 212 of the 1990 Act the authority conferred by any special resolution referring to this Article shall include authority to make market purchases of Relevant Shares on the London Stock Exchange plc provided that:-

                        (i) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto; and

                        (ii) the maximum price which may be paid for any Relevant Shares so purchased shall be determined in accordance with sub-paragraph (d) above but deleting from that paragraph the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of sub-paragraph (d) and inserting instead the following:-

                            (iii)      if there shall not be any dealing
                            reported for the day, the average of the prices under the heading "Quotation" in respect of that share for the day and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price;

                        and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange plc.

        8B     Where the Company has been authorised by a special resolution passed in general meeting to re-issue treasury shares (as defined in Section 209 of the 1990 Act) in accordance with this Article 8B, the maximum and minimum prices at which any treasury shares may be re-issued off-market shall be as follows:-

                (a) the maximum price shall be an amount equal to 120 per cent of the Appropriate Price; and

                (b) the minimum price shall be an amount equal to 95 per cent of the Appropriate Price.

        "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury share is to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published by or under the authority of The Irish Stock Exchange Limited reporting the business done on each of those five business days:-

                (i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

                (ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

                (iii) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

        and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent."



Resolution 10:

That subject to the passing of Resolution 9, the Company is authorised to purchase Ordinary Shares on the market (as defined in Section 212 of the Companies Act, 1990) in the manner provided for in Article 8A. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2005 or 4th August 2005.

Resolution 11:

That subject to the passing of Resolution 9, the Company is authorised to re-issue treasury shares (as defined in Section 209 of the Companies Act, 1990) in the manner provided for in Article 8B. This authority shall expire at the close of business on the earlier of the date of the Annual General Meeting in 2005 or 4th August 2005.

Enquiries:

Contact

Neil Colgan

Assistant Company Secretary

Ph.: +353 1 6344 340

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)


Date:    06 May 2004

                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director